UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.)*

Under the Securities Exchange Act of 1934

MVC Capital, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

553829102
(CUSIP Number)

Randall Rochman
West Family Investments, Inc.
1603 Orrington Ave., Suite 810
Evanston, IL 60201
(847) 328-0711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: X.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSONS

West Family Investments, Inc.

I.R.S. Identification No. of Above Persons (entities only): 45-1291185

2. CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP

(a) N/A
(b) N/A

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

7. SOLE VOTING POWER:  -0-

8. SHARED VOTING POWER: 1,200,397

9. SOLE DISPOSITIVE POWER:  -0-

10. SHARED DISPOSITIVE POWER:  1,200,397

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,200,397

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.4%

14. TYPE OF REPORTING PERSON (see instructions): CO, IA


1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

Gary West

2. CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP

(a) N/A
(b) N/A

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

7. SOLE VOTING POWER:  -0-

8. SHARED VOTING POWER: 1,200,397

9. SOLE DISPOSITIVE POWER:  -0-

10. SHARED DISPOSITIVE POWER:  1,200,397

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,200,397

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.4%

14. TYPE OF REPORTING PERSON (see instructions): IN


1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

Mary West

2. CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP

(a) N/A
(b) N/A

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

7. SOLE VOTING POWER:  -0-

8. SHARED VOTING POWER: 1,200,397

9. SOLE DISPOSITIVE POWER:  -0-

10. SHARED DISPOSITIVE POWER:  1,200,397

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,200,397

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.4%

14. TYPE OF REPORTING PERSON (see instructions): IN

Item 1. Security and Issuer

Shares of Common Stock (the "Common Shares" or the "Shares") of MVC Capital, Inc. (the "Issuer") located at 287 Bowman Avenue, 2nd Floor, Purchase, New York 10577.

Item 2. Identity and Background

This statement is filed jointly on behalf of West Family Investments, Inc. (the "Adviser"), Gary West and Mary West (collectively, the "Reporting Persons") with respect to the Shares of the Issuer beneficially owned by them pursuant to Rule 13d-3. For information required by Special Instruction C to Schedule 13D with respect to the executive officers and directors of the Adviser, reference is made to Schedule I annexed hereto and incorporated herein by reference.

A.  THE ADVISER

(a) West Family Investments, Inc., a Delaware corporation located at 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201. The Adviser is a family office exempt from registration under the Family Office Exemption.

(d) No criminal convictions.

(e) The Adviser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

B.  GARY WEST

(a) Gary West

(b) 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(c) Managing Director and President of the Adviser located at 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(d) No criminal convictions

(e) Gary West was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

C.  MARY WEST

(a) Mary West

(b) 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(c) Managing Director and Secretary of the Adviser located at 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(d) No criminal convictions

(e) Mary West was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

Item 3. Source and Amount of Funds or Other Consideration

Personal funds, not loans, were used to previously acquire the Shares.

Item 4. Purpose of the Transaction

The Adviser on behalf of the Owners (as defined below) acquired the Shares because it believes the Shares are undervalued and represent an attractive investment opportunity.

The Adviser is considering and evaluating strategic alternatives designed to lead to maximization of shareholder value in the Issuer. The Adviser believes that there may be opportunities to improve the Issuer's strategic direction and reduce the discount to net asset value reflected in its share price. In this connection, the Adviser may hold discussions with the management team of the Issuer, members of the board of directors (the "Board"), and other stockholders to address a number of issues, including the Adviser's views on the following:

(a) Improving the Issuer's business, prospects and strategy;
(b) The disposition of certain assets of the Issuer;
(c) Limiting future investment activities of the Issuer;
(d) The liquidation of the Issuer;
(e) The use of available cash, including for debt repayment, dividends or share repurchases;
(f) Changes to the composition of the management team of the Issuer;
(g) Changes to the composition of the Board; and,
(h) Other opportunities to improve shareholder value of the Issuer.

Depending upon overall market conditions, other investment opportunities available to the Adviser, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Adviser may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Adviser may deem advisable. The Adviser intends to review the Owner's investment in the Issuer on a continuing basis.

Except as set forth above, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)  ADVISER

(1) Amount beneficially owned by the Adviser: 1,200,397 /1
(2) Percent: 6.4% of the Shares /2

     GARY WEST

(1) Amount beneficially owned by Gary West: 1,200,397 /3
(2) Percent: 6.4% of the Shares /2

     MARY WEST

(1) Amount beneficially owned by Mary West: 1,200,397 /4
(2) Percent: 6.4% of the Shares /2

(b)  ADVISER

(1) Sole power to vote or to direct the vote: -0-
(2) Shared power to vote or direct the vote:  1,200,397
(3) Sole power to dispose or to direct the  disposition of: -0-
(4) Shared power to dispose or to direct the  disposition of: 1,200,397

     GARY WEST

(1) Sole power to vote or to direct the vote: -0-
(2) Shared power to vote or direct the vote:  1,200,397
(3) Sole power to dispose or to direct the  disposition of: -0-
(4) Shared power to dispose or to direct the  disposition of: 1,200,397

     MARY WEST

(1) Sole power to vote or to direct the vote: -0-
(2) Shared power to vote or direct the vote:  1,200,397
(3) Sole power to dispose or to direct the  disposition of: -0-
(4) Shared power to dispose or to direct the  disposition of: 1,200,397

(c) On April 2, 2018, two of the Owners (defined below) received an aggregate of 95,000 Shares ($9.89 per Share) from a fund the Owners were invested in. This transaction was initiated as part of a redemption requested by the Adviser on February 2, 2018 whereby the Issuer's Shares were requested in lieu of a portion of the cash due to those certain Owners.

(d) The Shares included in this Schedule 13D are owned by various entities, trusts, funds and accounts (the "Owners") managed by the Adviser, which each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, and who could each terminate their respective investment advisory relationship with the Adviser and then subsequently manage the Shares held by such Owner. None of the Owners hold more than 5% of the outstanding shares of the Issuer as of April 18, 2018. To the knowledge of the Reporting Persons, no persons other than the Owners have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

/1 The Adviser is an investment adviser exempt from registration pursuant to 17 C.F.R. Section 275.202(a)(11)(G)-1. The Adviser does not own any of the Shares directly, but maintains complete investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares (as further detailed in Item 6 herein), none of whom own more than 5% of the class of the Issuer's securities to which this filing pertains. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Adviser may be deemed to beneficially own all of the Shares (constituting approximately 6.4% of the Issuer's Shares outstanding).

The Shares represent 1,200,397 Common Shares of the Issuer beneficially owned by the Reporting Person set forth above.

/2 Based on 18,820,528 Common Shares of the Issuer outstanding as of March 12, 2018, as reported in the Issuer's most recent Form 10-Q. This percentage is calculated in accordance with Rule 13d-1(j) and Rule 13d-3.

/3 Gary West acts as the President and a Director of the Adviser. Gary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Gary West may be deemed to beneficially own all of the Shares (constituting approximately 6.4% of the Issuer's Shares outstanding).

The Shares represent 1,200,397 Common Shares of the Issuer beneficially owned by the Reporting Person set forth above.

/4 Mary West acts as a principal of the Adviser. Mary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Mary West may be deemed to beneficially own all of the Shares (constituting approximately 6.4% of the Issuer's Shares outstanding).

The Shares represent 1,200,397 Common Shares of the Issuer beneficially owned by the Reporting Person set forth above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Shares are owned by various entities, trusts, funds and accounts (the "Owners") managed by the Adviser, which each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, and who could each terminate their respective investment advisory relationship with the Adviser and then subsequently manage the Shares held by such Owner. None of the Owners included in this filing, hold more than 5% of the outstanding shares of the Issuer as of April 18, 2018.

The Adviser does not own any of the Shares directly, but maintains complete investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares, none of whom own more than 5% of the class of the Issuer's securities to which this filing pertains.

Item 7. Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  April 26, 2018

WEST FAMILY INVESTMENTS, INC.

By:  /s/ Randall Rochman
Name:  Randall Rochman
Title: CEO

GARY WEST

By:  /s/ Gary West
Name:  Gary West
Title: Authorized Signatory

MARY WEST

By: /s/ Mary West
Name:  Mary West
Title:  Authorized Signatory


Schedule I

Information with Respect to Executive Officers and Directors of the Undersigned

This information is provided in accordance with Special Instruction C to
Schedule 13D. Mary West and Gary West, Reporting Persons under this Schedule 13D, are also executive officers and Directors of the Adviser as set forth in Item 2.

A.  RANDALL ROCHMAN

(a)  Randall Rochman

(b)  1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(c) Managing Director, Chief Investment Officer and Chief Executive Officer of the Adviser located at 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(d)  No criminal convictions.

(e) Randall Rochman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  United States of America


Exhibit 99-1 to Schedule 13D - Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13D dated April 18, 2018, in connection with their beneficial ownership of shares of MVC Capital, Inc. Common Stock. Each of Gary West and Mary West authorize West Family Investments, Inc. to execute the Schedule 13D to which this Exhibit is attached and make any necessary amendments thereto.

West Family Investments, Inc.

By: /s/ Randy Rochman

Name: Randy Rochman

Title:  CEO


/s/ Gary West

/s/ Mary West